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                              October 8, 2021

       Anthony Natale
       Chief Executive Officer
       LAVA Medtech Acquisition Corp.
       303 Wyman Street, Suite 300
       Waltham, Massachusetts 02451

                                                        Re: LAVA Medtech
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Files on October 1,
2021
                                                            File No. 333-259983

       Dear Mr. Natale:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed October 1, 2021

       Capitalization, page 81

   1. It appears that you plan to account for the public warrants as equity. Please provide us with your analysis
under ASC 815-40 to support your proposed accounting treatment for the public warrants. As
part of your analysis, please specifically address
                                                        the tender offer
provision in section 4.4 of your warrant agreement filed as exhibit 4.4 and explain whether you
believe there are any instances where a cash payment could be made to a warrant holder
that was not in connection with a change of control of the Company.
       General

   2. We note your revised disclosures on pages 2, 3 and 8. Please revise the Summary to clarify which of the
"certain Lumira investment professionals" on your management team
 Anthony Natale
LAVA Medtech Acquisition Corp.
October 8, 2021
Page 2
      are still with Lumira. Please identify the source of any agreements or understandings between you and other parties regarding your ability to "leverage the broad Lumira platform, including its in-house team." Please also provide the basis for your statement that your team and sponsor have invested approximately $1 billion into over 150 private and public healthcare companies that have realized approximately $50 billion in aggregate exit value. For example, it is unclear to what extent significant contributions toward the investments and returns you reference were provided by Lumira personnel who are not your executive officers or directors and not obligated to provide any services to the sponsor or the success of LAVA MedTech. Please revise accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Melanie Singh at 202-551-4074 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameAnthony Natale
                                                           Division of
Corporation Finance
Comapany NameLAVA Medtech Acquisition Corp.
                                                           Office of Real
Estate & Construction
October 8, 2021 Page 2
cc:       Edward P. Bromley III
FirstName LastName